Exhibit 99.1

CLO Formation JV, LLC

Financial Statements

For the year ended December 31, 2025

CLO Formation JV, LLC

Table of Contents

December 31, 2025

CLO JV Formation, LLC

Unaudited Statement of Assets, Liabilities and Members’ Capital

As of December 31, 2025

Dollar amount in thousands

Assets
Investments, at fair value (cost $64,656)	$55,846
Cash and cash equivalents	98
Interest receivable	2,289
Total assets	$58,233

Liabilities and Members' Capital
Accrued expenses	45
Due to Affiliates	47
Total liabilities	92

Commitments and Contingencies (Note 6)	$-

Members' capital	58,141

Total liabilities and members' capital	$58,233

CLO JV Formation, LLC

Unaudited Statement of Operations

For the Year Ended December 31, 2025

Dollar amount in thousands

Investment income
Interest income	$12,177
Total income	12,177

Expenses
Professional fees	105
Other expenses	(26)
Total expenses	79

Net investment income	$12,098

Net realized gain (loss) and change in unrealized appreciation (depreciation) on investments:
Net change in unrealized depreciation on investments	(9,474)
Net realized loss on investments	(410)
Net realized loss and change in unrealized depreciation on investments:	$(9,884)

Net increase in members' capital resulting from operations	$2,214

CLO Formation JV, LLC

Unaudited Statement of Changes in Members’ Capital

For the Year Ended December 31, 2025

Dollar amount in thousands

Members' Capital at December 31, 2024	$56,274
Contributions	19,104
Distributions	(19,451)
Net investment income	12,098
Net realized loss from investments	(410)
Net change in unrealized depreciation on investments	(9,474)
Members' Capital at December 31, 2025	$58,141

CLO Formation JV, LLC

Unaudited Statement of Cash Flows

For the Year Ended December 31, 2025

Dollar amount in thousands

Cash flows from operating activities:
Net increase in members' capital resulting from operations	$2,214
Adjustments to reconcile net increase in members' capital resulting from operations to net cash provided by operating activities:
Purchases of investments	(35,730)
Proceeds from sale of investments	16,626
Proceeds from principal payments	7,427
Net change in realized loss on investments	410
Net change in unrealized depreciation on investments	9,474
Changes in operating assets and liabilities:
Decrease in interest receivable	12
Increase in other liabilities	(32)
Net cash provided by operating activities	401
Cash flows from financing activities:
Capital contributions	19,104
Distributions	(19,451)
Net cash used in financing activities	(347)
Net increase in cash and cash equivalents	54
Cash and cash equivalents, beginning of year	44
Cash and cash equivalents, end of year	$98

CLO Formation JV, LLC

Unaudited Schedule of Investments

As of December 31, 2025

Dollar amount in thousands

Portfolio Company	Initial Acquisition Date	Maturity Date	Quantity/ Par	Price	Amortized Cost	Fair Value
CLO Subordinated Notes
Apex Credit CLO 2024-I Ltd(1), (2), (3)	04/24/24	04/20/36	14,957	56.31%	$9,856	$8,039
Apex Credit CLO 2024-II Ltd(1), (2), (3)	07/02/24	07/25/37	34,550	62.62%	26,440	20,819
Apex Credit CLO 2025-12 Ltd(1), (2), (3)	04/24/25	04/20/38	32,932	85.26%	28,360	26,988

Total Investments (96.05% of members' capital)					$64,656	$55,846

Cash and Cash Equivalents
Blackrock Liquidity Funds FedFund Administration(1)	07/25/24	n/a	98,440	100	$98	$98

Total Cash and Cash Equivalents (0.17% of members' capital)					$98	$98

(1)
Investment is domiciled in the United States.
(2)
Investment is classified as Level 3. See Note 3. Fair Value Measurements.
(3)
Investment acquired in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and, therefore, is subject to limitations on resale, and may be deemed to be "restricted securities" under the Securities Act.

CLO Formation JV, LLC

Notes to the Financial Statements

Note 1. Organization

CLO Formation JV, LLC (the “Company”), a Delaware limited liability company, was formed on April 23, 2024 with the objective to invest in collateralized loan obligation (“CLO”) entities and related warehouse facilities. The Company commenced operations on April 23, 2024 and shall continue until the dissolution of the Company in accordance with the Company’s Limited Liability Agreement (the “LLC Agreement”).

The Company’s members are Great Elm Capital Corp. (“GECC”), Green SPE, LLC (“Green”), and Crown LB, LLC (“Crown”). GECC and Green each have the right to appoint one member to the two-person Board of Managers (the “Board”). All material decisions with respect to the company, including those involving its investment portfolio, require unanimous approval of a quorum of the Board. Quorum is defined as the presence of both managers serving on the Board. On April 23, 2024, the Company entered into an Administrative Services Agreement (the “Administrative Agreement”) with GECC (the “Administrative Agent”) to perform certain duties as described in the Administrative Agreement as discussed in Note 4 – Related Party Transactions.

Note 2. Significant Accounting Policies

Basis of Presentation. The accompanying financial statements are expressed in United States dollars. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Company is an investment company following the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (ASC 946).

Use of Estimates. The preparation of these financial statements in conformity with GAAP requires the Administrative Agent to make estimates and assumptions that effect the reported amounts of assets and liabilities, including the fair value of investments as of the date of the financial statements, and reported amounts of income and expense during the reporting period, disclosed in the financial statements and the accompanying notes. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially.

Cash and Cash Equivalents. Cash and cash equivalents is defined as cash on hand or on deposit at major financial institutions. Deposits with this financial institution may exceed the amount of insurance provided on such deposits; however, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Valuation of Investments. The Company carries its investments at fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Refer to Note 3. Fair Value Measurements.

CLO Formation JV, LLC

Notes to the Financial Statements (continued)

Investments. The Company’s investments are primarily comprised of CLO subordinated note securities (colloquially referred to as “CLO equity”), as well as loan accumulation facilities (colloquially referred to as “CLO warehouses”). CLO subordinated notes represent beneficial interests in portfolios consisting primarily of broadly syndicated senior secured loans with a large number of distinct underlying U.S. borrowers across various industry sectors. The CLO subordinated notes tranches are unrated, represent the first loss position in a CLO structure, and are typically leveraged 9 to 13 times which translates to approximately 11% to 8% of a CLO’s capital structure. The high leverage can magnify any gains and losses on such investments. CLO subordinated notes are entitled to recurring distributions which are generally equal to the residual cash flow of payments received from underlying syndicated senior secured loans after contractual payments to more senior CLO mezzanine debt holders and costs and fees incurred on senior financing, manager and other expenses. Economically, a CLO subordinated note is equity-like in that it represents the residual interest in the CLO assets that bears the ultimate risk of loss and receives the benefits of success, but lacks features enabling its holders to direct the operations of the entity typically associated with equity instruments.

CLO warehouses are short-to medium-term finance vehicles intended to aggregate loans for inclusion in a future CLO portfolio. Loan accumulation facilities are typically financed through income notes, subordinated loans, or preferred shares, representing the first-loss and residual interests in the vehicle, and senior debt provided by a bank. The senior debt of a loan accumulation facility typically leverages the first-loss capital by approximately four times prior to a CLO’s pricing and launch.

Income notes, subordinate loans and preferred shares of loan accumulation facilities have economic risks similar to those applicable to CLO subordinated notes insomuch as they pay returns equal to the income earned on the underlying portfolio less costs and fees incurred on senior financing, manager and other expenses, and bear losses on a first-dollar basis, but lack many of the contractual protections associated with a CLO indenture. Investing in a CLO warehouse does not create an obligation to participate in the CLO contemplated by the warehouse; however, to date the Company has participated in the CLOs resulting from its CLO warehouse investments. Participation in a CLO warehouse investment may afford the Company an opportunity to enhance its returns through fee sharing agreements with the CLO collateral managers.

Investment Transactions and Related Investment Income. Interest income is received for the CLO subordinated notes through recurring distributions, which generally are equal to the residual cash flow of payments received from the underlying securities using the effective interest method.

Investment transactions are accounted for on a trade date basis.

The Company measures realized gains or losses as the difference between net proceeds from the repayment or sale of an investment and the amortized cost basis of the investment. Realized gains and losses are computed using the specific identification method.

Income Taxes. As a limited liability company that elects to be treated as a partnership for income tax purposes, the Company is not liable for federal or state income taxes and, accordingly, no income tax provision is made with respect to its net realized income. The members of the Company are responsible for federal and state income taxes on the income allocated to them pursuant to the LLC Agreement.

CLO Formation JV, LLC

Notes to the Financial Statements (continued)

The Company is subject to the provisions of FASB ASC 740, Income Taxes. This standard provides guidance on the accounting for and disclosure of uncertain tax positions and requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Based on analysis of the tax positions of the Company for all open tax years, the Administrative Agent has concluded that the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740. The Company’s income tax returns are subject to examination by tax authorities generally for a period of three years after they were filed. No changes to unrecognized tax positions are expected within the next twelve months.

Market and Credit Risk. The fair value of investments will generally fluctuate with, among other things, changes in prevailing interest rates, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. During periods of limited liquidity and higher price volatility, the Company’s ability to dispose of its investment at a price and time they deem advantageous may be impaired.

Debt investments are subject to credit and interest rate risk. “Credit risk” refers to the likelihood that an issuer will default in the payment of principal and/or interest on an instrument. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, subordination, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of the investment which are rated by rating agencies are often reviewed and may be subject to downgrade. “Interest rate risk” refers to the risks associated with market changes in the interest rates. Interest rate changes may affect the value of a debt instrument indirectly and directly. In general, rising interest rates will negatively impact the price of a fixed rate debt instrument and failing interest rates will have a positive effect on price. Adjustable-rate instruments also react to interest rate changes in a similar manner although to a lesser degree.

Note 3. Fair Value Measurements

The Company values its portfolio investments at fair value based upon the principles and methods of valuation set forth in policies adopted by the Administrative Agent which follow the guidance in ASC 820. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (1) are independent of the Company, (2) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary), (3) are able to transact for the asset, and (4) are willing to transact for the asset (that is, they are motivated but not forced or otherwise compelled to do so).

CLO Formation JV, LLC

Notes to the Financial Statements (continued)

Valuations of the Company’s investments shall be made as of the end of each fiscal quarter and upon liquidation of the Company in accordance with the Company’s valuation guidelines then in effect (which shall be consistent with GECC’s valuation policies and procedures then in effect). Investments for which market quotations are readily available are valued at such market quotations unless the quotations are deemed not to represent fair value. Debt or equity investments for which market quotations are not readily available, which is the case for many of the Company’s investments, or for which market quotations are deemed not to represent fair value, are valued at fair value using a consistently applied valuation process that has been reviewed and approved by the Board. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that the Company may ultimately realize. In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of the Company’s investments than on the fair values of our investments for which market quotations are not readily available. Market quotations may be deemed not to represent fair value in certain circumstances where the Company believes that facts and circumstances applicable to an issuer, a seller or purchaser, or the market for a particular security cause current market quotations to not reflect the fair value of the security.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The fair value measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in determining the fair value of its investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•
Level 1 - Investments valued using unadjusted quoted prices in active markets for identical assets.
•
Level 2 - Investments valued using other unadjusted observable market inputs, e.g. quoted prices in markets that are not active or quotes for comparable instruments.
•
Level 3 - Investments that are valued using quotes and other observable market data to the extent available, but which also take into consideration one or more unobservable inputs that are significant to the valuation taken as a whole.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

CLO Formation JV, LLC

Notes to the Financial Statements (continued)

The following is a summary of the Company’s investments categorized within the fair value hierarchy as of December 31, 2025:

Type of Investment	Level 1	Level 2	Level 3	Total
Asset
CLO Subordinated Notes	$-	$-	$55,846	$55,846
Cash and Cash Equivalents	98	-	-	98
Total	$98	$-	$55,846	$55,944

The following is a reconciliation of Level 3 investments for the year ended December 31, 2025:

Balance at December 31, 2024	$54,053
Purchases	35,730
Sales and Settlements	(24,053)
Net realized loss on investments	(410)
Net change in unrealized depreciation on investments	(9,474)
Balance at December 31, 2025	$55,846
(1)
Purchases may include new deals, additional fundings, securities received in corporate actions and restructurings. Sales and Settlements may include scheduled principal payments, prepayments, sales and repayments and restructuring of investments.

There were no transfers between levels for the year ended December 31, 2025.

The table below presents the significant unobservable inputs used to value the Company’s Level 3 investments as of December 31, 2025:

Investment Type	Fair Value	Valuation Technique(1)	Unobservable Input(1)	Range (Weighted Average)(2)
CLO Subordinated Notes (3)	$55,846	Income Approach	Discount Rate	14.50% - 18.50% (16.52%)

Total Level 3 Investments	$55,846

(1)
The fair value of any one instrument may be determined using multiple valuation techniques or unobservable inputs.
(2)
Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investment. The range and weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.
(3)
The cash flows utilized in the discounted cash flow calculations assume: (i) liquidation of (a) certain distressed investments and (b) all investments currently in default held by the issuing CLO at their current market prices; and (ii) redeployment of proceeds at the issuing CLO’s assumed reinvestment rate.

Note 4. Related Party Transactions

The Company considers the members, their principal owners, members of management and members of their immediate families, as well as entities under common control, to be related parties. Amounts due from and due to related parties are generally settled in the normal course of business without formal payment terms.

CLO Formation JV, LLC

Notes to the Financial Statements (continued)

The Company has an Administrative Agreement with GECC to perform certain duties as described in the Administrative Agreement. These duties include maintenance of books and records, preparation of financial statements, compliance and tax reporting, managing cash needs and payment of operating expenses and other administrative services as needed by the Company.

For the year ended December 31, 2025, certain expenses of the Company were paid by the GECC. The Company is responsible for reimbursing GECC for amounts paid on its behalf. As of December 31, 2025, the outstanding balance payable due to GECC was $47,224.

Note 5. Members’ Capital

The Company may call capital commitments to enable the Company to make investments, to pay fees and expenses. At inception, GECC and Green committed to providing $32.0 million in capital with future contributions to be called from each member on a pro rata basis based on their respective commitments. GECC’s initial contribution was $17.4 million for a 75% ownership interest and Green contributed $5.8 million for a 25% ownership interest. On August 20, 2024, the LLC Agreement for CLO JV was amended to admit Crown. Crown’s initial contribution was $2.3 million. As of December 31, 2025, GECC had a 71.25% ownership interest, Green had a 23.75% ownership interest, and Crown had a 5.00% ownership interest in CLO JV. As of December 31, 2025, the Company’s total capital commitment was $74.6 million, all of which has been called through December 31, 2025. Unless otherwise determined by the Board, the Company shall make quarterly distributions to members in an amount approximating the Company’s net income earned in the preceding quarter.

Note 6. Commitments and Contingencies

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Under the Company’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business the Company expects to enter into contracts that contain a variety of representations which provide general indemnifications. The Company’s maximum exposure under these agreements cannot be known; however, the Company expects any risk of loss to be remote. As of December 31, 2025, there are no such events.

Note 7. Financial Highlights

The following ratios are calculated using average quarterly member’s capital for the year ended December 31, 2025. Ratios are calculated for members as a whole and an individual member’s ratio may differ from these amounts.

Net Investment Income Ratio	19.36%

Expense Ratio	0.13%

Total Return	3.51%

Note 8. Subsequent Events

The Company’s Administrative Agent has evaluated the events and transactions that have occurred through March 2, 2026, the issuance date of the financial statements, and noted no items requiring disclosure or adjustment of the financial statements.